Exhibit 12.1

Everest Re Group, Ltd.

Ratio of Earnings (Losses) to Fixed Charges (excluding Annuity Interest Expense) (1)

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
				Restated	Restated
	2005	2004	2004	2003	2002	2001	2000
Earnings: Income (Loss) before income taxes (benefits)	($42,072)	$480,177	$559,711	$491,213	$262,044	$90,343	$231,742
Fixed Charges:
Assumed interest component of rent expense	1,600	1,634	2,265	2,033	2,025	1,713	1,325
Interest expense	56,147	53,236	75,539	57,288	44,573	46,004	39,386

Total fixed charges	57,747	54,870	77,804	59,321	46,598	47,717	40,711

Earnings plus fixed charges	$15,675	$535,047	$637,515	$550,534	$308,642	$138,060	$272,453

Ratio of earnings (losses) to fixed charges, excluding annuity interest expense (2)(3)	0.3 to 1	9.8 to 1	8.2 to 1	9.3 to 1	6.6 to 1	2.9 to 1	6.7 to 1

(1)	For purposes of determining this ratio, “earnings” consist of consolidated net income before federal income taxes plus fixed charges. “Fixed charges” consist of interest expense on senior and subordinated debt and the revolving credit agreement and that portion of operating leases that are representative of the interest factor.

(2)	Although the ratio excluding interest on annuities is not required or encouraged to be disclosed under applicable SEC rules, it is presented because interest credited to annuity policyholder accounts is not always considered a borrowing cost for an insurance company.

(3)	For the nine-month period ended September 30, 2005, the amount of additional earnings that would have been required to achieve a one-to-one coverage ratio is approximately $42,072,000.